



Zain Zaidi · 1st

Founder & CEO @ TransCrypts

Newark, California, United States ·

Contact info

500+ connections

 **TransCrypts**

 **San Jose State University**

 🏊 🚴 🏃 5 mutual connections: Philip Dapaah, Anton Belo, and 3 others

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Featured

Published my first article on Medium on how blockchain is changing the hiring process. If you ar...



How Blockchain is Changing The Hiring Process
medium.com · 4 min read

👍 💡 😲 11 · 6 comments

Truly honored to have be
Business Plan Competitic

CERTIFICATE (
$5,000 awarded to
Vessel Athletics
Jasmine Sanchez, Jalen Brown
$10,000
Tran
Zain Zai

Annual Silicon Valley
Hosted by the Silicon Vall
Lucas College & Graduate School
May

DR. ANURADHA BASU
Director
Silicon Valley Center for Entrepreneurship
San José State University

👍 💚 ❤️ 14 · 5 comments

Activity

2,327 followers

Really proud of everyone at team TransCrypts. Landing our first major sales contract is a huge milestone and somethin...

Zain shared this

13 Reactions

Congratulations Professor!

Zain commented

Congrats Professor!

Zain commented

Thank you Shayla!

Zain replied to a comment

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Experience

Founder & Chief Executive Officer

TransCrypts · Full-time

Feb 2020 – Present · 1 yr 6 mos

San Francisco Bay Area

Investment Banking Summer Analyst

JPMorgan Chase & Co. · Internship

May 2018 – Sep 2019 · 1 yr 5 mos

Education

San Jose State University

Bachelor of Science - BS, Electrical and Electronics Engineering

2018 – 2020

University of California, San Diego - Jacobs School of Engineering

2017 – 2018



Gavilan College
2013 – 2015

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Skills & endorsements

 **Blockchain** · 25

Andres Garcia and 24 connections have given endorsements for this skill

 **Agile & Waterfall Methodologies** · 22

Andres Garcia and 21 connections have given endorsements for this skill

 **Circuit Analysis** · 23

Andres Garcia and 22 connections have given endorsements for this skill

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Interests

 **UC San Diego**
322,594 followers

Business Insider
10,746,161 followers

 **The Wall Street Journal**
8,922,630 followers

 **San Jose State Universit**
330,660 followers

 **InCube Labs**
1,969 followers

 **Forbes**
16,781,803 followers

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